   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1996

                                                      REGISTRATION NO. 333-17239
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              SAFESKIN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                FLORIDA                                     3096                                   59-2617525
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                            ------------------------

                             12671 HIGH BLUFF DRIVE
                              SAN DIEGO, CA 92130
                                 (619) 794-8111
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            WILLIAM C. MILLER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              SAFESKIN CORPORATION
                             12671 HIGH BLUFF DRIVE
                              SAN DIEGO, CA 92130
                                 (619) 794-8111
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                with copies to:

  HOWARD L. SHECTER, ESQ.                 FREDERICK W. KANNER, ESQ.
MORGAN, LEWIS & BOCKIUS LLP                   DEWEY BALLANTINE

     101 PARK AVENUE                     1301 AVENUE OF THE AMERICAS
 NEW YORK, NEW YORK 10178                 NEW YORK, NEW YORK 10019

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 30, 1996

PROSPECTUS
                                3,200,000 SHARES

                                    [LOGO]

                                SAFESKIN(Registered)

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock, $.01 par value (the 'Common Stock'), of Safeskin Corporation (the 'Company') offered hereby are being sold by the Selling Shareholders. See 'Principal and Selling Shareholders.' The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol 'SFSK.' On December 27, 1996, the closing price of the Common Stock, as reported by the Nasdaq National Market and as restated to give effect to a two-for-one split of the Common Stock to be effected on January 2, 1997, was $25.00 per share.

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                     UNDERWRITING
                                                                    PRICE TO        DISCOUNTS AND     PROCEEDS TO SELLING
                                                                     PUBLIC         COMMISSIONS(1)      SHAREHOLDERS(2)
Per Share.....................................................          $                 $                    $
Total(3)......................................................          $                 $                    $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'
(2) Before deducting expenses of the offering estimated at $       , of which

    $       is payable by the Company and $       is payable by the Selling
    Shareholders.
(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 480,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Shareholders will be
    $            , $            and $            , respectively. See
    'Underwriting.'
                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                            ------------------------

SMITH BARNEY INC.
                          DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION
                                                             MERRILL LYNCH & CO.


                                JANUARY   , 1997


Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                               [Color pictures.]

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

                          ---------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                          ---------------------------

     Safeskin(Registered), HypoClean(Registered) and HypoClean 100(Registered) are registered trademarks of the Company, and Oxyglazed System(Trademark) is a mark of the Company for which an application for federal trademark registration is pending.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. See 'Risk Factors' for a discussion of certain factors to be considered by prospective investors. Unless otherwise indicated, all financial information, share and per share data in this Prospectus assume no exercise of the Underwriters' over-allotment option and give effect to a two-for-one split of the Common Stock to be effected on January 2, 1997.

                                  THE COMPANY


     The Company is the leading manufacturer of high quality disposable latex medical examination gloves for the United States market and believes that it is the world's leading manufacturer of high quality disposable powder-free examination gloves. The Company sells its gloves primarily to the medical, dental, high technology and scientific markets. The Company markets high quality gloves designed to prevent the transmission of infectious disease while at the same time minimizing the risk of any debilitating side effects which may result from prolonged use by the wearer. In 1995, the Company became the market share leader, in both sales dollars and total units, of medical examination gloves to acute care facilities (hospitals) in the United States. Based upon information provided by its distributors, the Company believes that, in 1995, approximately 64% of the Company's sales were to acute care facilities, approximately 28% were to alternate care (primary care and extended care) and dental facilities and approximately 8% were to the high technology and scientific market.



     In 1995, the total market for medical gloves in the United States was approximately $1 billion. The growth in the market for medical examination gloves over the past nine years has largely resulted from the increased concerns among health care professionals over protection from the transmission of infectious diseases, particularly human immunodeficiency virus ('HIV'), which can cause acquired immunodeficiency syndrome ('AIDS'), and hepatitis B virus ('HBV'). The demand for latex gloves has also grown among users in the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research segments of the high technology and scientific market. Increasingly, the manufacturing processes in these industries take place in cleanrooms and require gloves that minimize the amount of particles on their surfaces to prevent contamination.


     Between 1991 to 1995, the Company's net sales grew from $17.0 million to $117.0 million, a compound annual growth rate of 61.9%. During that same period, net income grew from $1.2 million to $14.9 million, a compound annual growth rate of 88.6%. During the nine months ended September 30, 1996, net sales and net income grew 26.4% and 80.4%, respectively, over the comparable period in 1995. The Company's strategy for future growth is to (i) increase its domestic market penetration by emphasizing sales of powder-free gloves, (ii) expand its customer base to include new categories of customers and international markets,
(iii) introduce new products and (iv) continue to develop innovative manufacturing techniques and facilities.

     The Company currently manufactures and markets three basic types of gloves: medical examination gloves, surgical gloves and high technology and scientific gloves. The Company's gloves consist of six types of latex gloves and one type of nitrile synthetic latex glove, substantially all of which are marketed under the 'Safeskin' trade name to enhance market recognition and brand loyalty. Each type of the Company's latex gloves comes in various sizes and, except for the high technology and scientific nitrile glove, is made of natural rubber latex with a beaded cuff for added strength and ease in donning. The Company manufactures both ambidextrous and hand specific gloves.


     In 1996, the Company introduced a powder-free, sterile surgical glove, which was developed through the use of computer-aided design (CAD) and a new rapid prototyping technique known as 'laminated object manufacturing.' The Safeskin 2000 surgical glove offers superior ergonomic characteristics which provide surgeons with greater freedom of motion and increased dexterity, thereby resulting in less hand fatigue. The Company introduced its nitrile synthetic latex gloves in its high technology and scientific product line in the first half of 1996. These gloves are manufactured from a synthetic material, thus eliminating natural rubber protein antigens and offering a broader range of resistance to many of the chemicals used in high technology and laboratory applications. The Company has also developed a medical examination glove made of nitrile synthetic latex and has recently received clearance from the FDA to begin selling the gloves in the United States.

     The Company manufactures its products at two factories in Ipoh, Malaysia and one factory in Hat Yai, Thailand. Factory locations are selected to be close to the rubber tree plantations, which are the Company's source of natural latex, as well as for favorable cost and availability of labor supply. The Company's gloves are manufactured on production machines which can run continuously and which can be changed quickly to produce different types and sizes of gloves. A new production line currently being constructed at the Thai facility, referred to by the Company as the 'Grand Master' and scheduled to be completed by early 1997, is expected to have the capacity of approximately eight existing production lines in this facility and lower production costs through higher operating efficiencies and lower labor requirements. Quality control and testing are emphasized throughout the Company's manufacturing process.


     In addition, the Company is currently building a latex concentrate plant in Thailand. The output of the plant will supply latex concentrate to the Company's factories in Thailand and Malaysia to manufacture its disposable latex gloves. The Company expects that the first construction phase of this new plant will be completed in the first half of 1997 and that the final phase will be completed within two years. This plant will allow the Company to integrate more fully its manufacturing processes in order to gain better control over the quality, cost and reliability of latex supplies.




     The Company's sales and marketing efforts focus principally on the acute care market, alternate care market and dental market with respect to medical products and on the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research market segments with respect to high technology and scientific products. The Company's sales and marketing efforts are supported by the Company's logistics team that delivers services to medical products distributors and end users designed to assist them in their businesses. The Company believes that these logistics services are one of its key competitive advantages and have helped the Company become the preferred supplier for many of its customers. Specifically, the Company's logistics personnel work with medical products distributors to reduce their order cycle time and inventory levels and have succeeded in increasing product availability for the Company's customers.


                                  THE OFFERING

Common Stock offered......................  3,200,000 shares(1)

Common Stock outstanding..................  25,708,448 shares(2)

Use of proceeds...........................  All of the proceeds from the sale of the shares will be received by the Selling Shareholders.

Nasdaq National Market symbol.............  SFSK

------------------
(1) Does not include up to 480,000 shares of Common Stock that may be sold by Selling Shareholders pursuant to the Underwriters' over-allotment option. See 'Underwriting.'

(2) Does not include 4,788,654 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1996 and 344,668 shares reserved for issuance pursuant to the Company's equity compensation plan (the 'Equity Compensation Plan').

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                     ----------------------------------------------------    -------------------
                                      1991       1992       1993       1994        1995       1995        1996
                                     -------    -------    -------    -------    --------    -------    --------
STATEMENT OF OPERATIONS DATA(1):

Net sales.........................   $17,013    $33,878    $57,264    $84,142    $117,014    $84,278    $106,534
Cost of goods sold................    11,135     20,603     33,237     50,376      75,756     55,282      62,576
                                     -------    -------    -------    -------    --------    -------    --------
  Gross profit....................     5,878     13,275     24,027     33,766      41,258     28,996      43,958
Selling expenses..................     1,594      3,981      7,999     11,685      16,120     11,617      12,747
Research and development(2).......        --         --        398        977       1,493        978       1,404
General and administrative
  expenses........................     1,672      1,812      2,561      3,625       6,397      4,275       7,969
                                     -------    -------    -------    -------    --------    -------    --------
Income from operations............     2,612      7,482     13,069     17,479      17,248     12,126      21,838
Interest expense, related
  parties.........................       203        216        156         --          --         --          --
Interest expense, other...........     1,253      1,325      1,285         17         194        107         118
Other expense (income), net.......       (21)      (203)      (237)      (825)       (163)      (191)        201
                                     -------    -------    -------    -------    --------    -------    --------
  Income before income tax........     1,177      6,144     11,865     18,287      17,217     12,210      21,519
Income tax provision..............        --        127        213      3,920       2,326      1,851       2,828
                                     -------    -------    -------    -------    --------    -------    --------
  Net income......................   $ 1,177    $ 6,017    $11,652    $14,367    $ 14,891    $10,359    $ 18,691
                                     -------    -------    -------    -------    --------    -------    --------
                                     -------    -------    -------    -------    --------    -------    --------
Net income per share..............   $   .07    $   .34    $   .56    $   .57    $    .58    $   .41    $    .68
Weighted average common shares
  outstanding(3)..................    17,403     17,491     20,817     25,392      25,605     25,411      27,479

                                                         DECEMBER 31,                           SEPTEMBER 30,
                                     ----------------------------------------------------    -------------------
                                      1991       1992       1993       1994        1995       1995        1996
                                     -------    -------    -------    -------    --------    -------    --------
BALANCE SHEET DATA(1):
Working capital (deficit).........   $(8,131)   $(6,768)   $22,310    $22,987    $ 28,055    $28,123    $ 39,893
Total assets......................    12,134     21,393     43,224     61,230      84,675     83,858     108,698
Long-term debt....................     3,337        852         --         --       2,750      4,750          --
Shareholders' equity (deficit)....    (6,307)       934     38,750     54,260      69,861     66,118      93,903

------------------

(1) The summary consolidated financial data for the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company except for per share information which has been restated to give effect to a two-for-one split of the Common Stock to be effected on January 2, 1997. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1995 and 1996 are derived from unaudited financial statements of the Company.

(2) Prior to the year ended December 31, 1993, the Company did not separately classify the cost of research and development because it was not significant.


(3) Net income per share is computed by dividing net income by the weighted average of common shares outstanding and dilutive common stock equivalents. Common stock options are common stock equivalents and are included in the weighted average of common shares outstanding using the treasury stock method. Primary and fully diluted net income per share amounts and the number of primary and fully diluted weighted average common shares outstanding are the same for all periods presented except for the nine months ended September 30, 1996. Fully diluted net income per share and the number of fully diluted weighted average common shares outstanding for the nine months ended September 30, 1996 were $.67 and 27,969, respectively.

                                  THE COMPANY

     The Company was incorporated in the State of Florida in 1985 and was inactive until 1987, when it entered the latex glove business. The Company's principal executive offices are located at 12671 High Bluff Drive, San Diego, California 92130, and its telephone number is (619) 794-8111. Unless the context indicates otherwise, Safeskin Corporation and its subsidiaries are referred to herein collectively as the 'Company.'

                                  RISK FACTORS

     An investment in shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains, and documents incorporated by reference herein contain, forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under 'Prospectus Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business,' 'Business--Strategy,' 'Business--Products,' 'Business--Products Under Development,' 'Business--Sales and Marketing,' 'Business--Manufacturing and Quality Control,' 'Business--Competition,' 'Business--Government Regulation,' 'Business--Product Liability and Insurance,' and 'Business--Legal Proceedings,' as well as elsewhere in the Prospectus and the documents incorporated by reference herein generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in the Prospectus and the documents incorporated by reference herein. Accordingly, in evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information included and incorporated by reference herein.

DEPENDENCE ON GLOVES

     The Company is exclusively engaged in the manufacture and sale of disposable gloves. Accordingly, the Company's results of operations and financial condition are highly dependent on the level of supply of and demand for disposable gloves. There can be no assurance that the supply of or demand for disposable gloves will continue at current levels or that changes in such supply or such demand will not have a material adverse effect on the Company's results of operations or financial condition.

DEPENDENCE ON RUBBER HARVEST AND LATEX CONCENTRATE

     The ability of the Company to produce its products profitably is entirely dependent upon the consistent availability, at competitive prices, of raw rubber harvested by independent growers in Malaysia and Thailand and locally processed by the Company and others into latex concentrate. Any disruption in the consistent supply of rubber for latex concentrate due to weather or other natural phenomena, labor or transportation stoppages, shortages or other factors, could cause significant adverse effects to the Company's results of operations and financial condition. In addition, rubber is a commodity traded on world commodities exchanges and is subject to price fluctuations driven by changing market conditions over which the Company has no control. Increases in the price of latex concentrate have adversely affected the Company's raw material costs in the past and could do so again. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business--Manufacturing and Quality Control.'

COMPETITION; RISK OF OBSOLESCENCE

     The market for the Company's products is highly competitive. The Company competes with many other firms, including several large firms having substantially greater financial, management and marketing resources than the Company. There can be no assurance that the Company's competitors or others will not develop products, manufacturing processes or new technologies that would render the Company's gloves obsolete or uncompetitive or that would be more cost effective or more efficient than the processes and technologies of the Company. Such competition could have a material adverse effect on the Company's results of operations and financial condition. See 'Business--Competition.'

RELIANCE UPON DISTRIBUTORS

     Substantially all domestic sales of the Company's gloves are made through distributors. Three of the nation's largest medical products distributors, Owens & Minor, General Medical and Bergen Brunswig Medical, accounted for approximately 30.3%, 29.8% and 8.2%, respectively, of the Company's 1995 consolidated net sales. If the efforts of the Company's distributors prove unsuccessful, if such distributors abandon or limit their distribution of the Company's products, or if such distributors encounter serious financial difficulties, the Company's results of operations and financial condition could be materially adversely affected.

MANUFACTURING IN MALAYSIA AND THAILAND

     Two of the Company's latex glove factories and its latex concentrate manufacturing and processing plant are located in Malaysia and its third latex glove factory is located in Thailand. In addition, the Company is currently in the process of building a latex concentrate plant in Thailand. As a result, the Company is, and will continue to be, directly affected by the political and economic conditions existing in both Malaysia and Thailand. Any political or economic instability in either Malaysia or Thailand, a significant increase in the rate of Malaysian or Thai corporate taxation, a discontinuance or reduction in Thai export tax rebates, or any other change in either country's policies regarding foreign ownership of manufacturing facilities could have significant adverse effects on the Company's business, financial condition and results of operations. The Company's non-United States expenses represented 79%, 75% and 84% of its total expenses in 1993, 1994 and 1995, respectively, almost all of which were in foreign currencies (Malaysian ringgits and Thai baht). The Company expects that non-United States expenses will continue to represent the major portion of its expenses and that it will continue to be subject to the normal risks of conducting business internationally, including foreign currency exchange rate fluctuations, unexpected changes in regulatory requirements, tariffs and other barriers. No assurance can be given that the Company's results of operations or financial condition will not be materially adversely affected by currency exchange rate fluctuations. See 'Management's Discussion and

Analysis of Financial Condition and Results of Operations' and
'Business--Manufacturing and Quality Control.'

LACK OF PATENTED PRODUCTS AND PROCESSES

     The Company's products are not protected by patents. The Company considers certain of its manufacturing processes to be proprietary and relies on trade secret laws and confidentiality procedures to protect its rights. There can be no assurance that these means of protecting the Company's proprietary manufacturing processes will be effective. In addition, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States.

GOVERNMENT REGULATION AND LABELING


     The Company's products and the manufacturing, marketing and labeling of its products are subject to regulation by governmental authorities in the United States, including the Food and Drug Administration (the 'FDA'), and other countries. The regulatory process can result in a substantial delay in the introduction of a new product developed by the Company, and there can be no assurance that regulatory approval will be obtained for a new product. In addition, delays or rejections may be encountered based upon changes in FDA laws, regulations or policies. Periodic testing by the FDA of shipments to the United States of medical gloves has in the past and may in the future result in the detention of shipments and losses or delays in the recognition of income by the Company. Similar delays may also be encountered in foreign countries. Further, the Company's gloves and its manufacturing facilities are subject to continual review and periodic inspections, and the discovery of previously unknown problems with a product or facility may result in the FDA imposing restrictions on the product or facility, including the withdrawal of the product from the market. The FDA has proposed issuing regulations prohibiting the use of a 'hypoallergenic' label on medical gloves and requiring a labeling statement that latex may cause allergic reactions. The term 'hypoallergenic' is currently used on the labels of all gloves manufactured and sold by the Company. As a result, the Company may need to rely on alternate labeling. The Company has received FDA clearance for its powder-free medical gloves with labeling concerning total protein content, including a claim for '50 micrograms or less of total water extractable protein per gram,' the lowest protein content claim allowable by the FDA for latex medical gloves, which the Company began using in 1996. In addition, the Company may elect to seek approval of alternative labeling with respect to the chemical qualities of its medical gloves, but there can be no assurance that such an alternative claim will be permitted. See 'Business--Product Labeling' and 'Business--Government Regulation.'

EFFECTS OF REIMBURSEMENT POLICIES; CHANGES AFFECTING THE HEALTHCARE INDUSTRY

     Although the Company's customers do not bill third-party reimbursement sources separately for purchases of the Company's gloves, the Company's ability to sell its latex medical gloves profitably may depend in part on the extent to which reimbursement for the cost of medical gloves will be affected by reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. Such third-party payors are increasingly challenging the price of medical products and services. Additionally, legislative measures, if adopted, could adversely affect the pricing of, or the amount or availability of reimbursement for, the Company's medical gloves. See 'Business--Government Regulation.' In addition, the healthcare industry is currently experiencing significant change, including a consolidation trend among healthcare providers. The Company cannot predict how these changes will ultimately affect the healthcare industry or its business. No assurance can be given that any such change will not have a material adverse effect on the Company's results of operations or financial condition.

PRODUCT LIABILITY

     Participants in the medical supplies business are potentially subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company's results of operations or financial condition. Claims made against the Company, regardless of their merit, could also have a material adverse effect on the Company's reputation. There is no assurance that the coverage limits of the Company's insurance policy will be adequate. While the Company has been able to obtain product liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all. See 'Business--Product Liability and Insurance.' The Company is subject to a number of lawsuits filed against it and other manufacturers of latex gloves alleging injuries relating to allergic reactions caused by the residual chemicals or latex proteins in gloves. The litigation is still in the early stages, and there can be no assurance that the Company's insurance will be sufficient to meet any recovery for which the Company may be found liable or that the outcome of such suits will not materially adversely affect the Company's results of operations or financial condition. See 'Business--Legal Proceedings.'


ANTI-TAKEOVER PROVISIONS



     The Company's Board of Directors has the authority to issue shares of preferred stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.




     Pursuant to the foregoing authority, the Company recently adopted a shareholder rights plan, which involves the issuance of preferred stock purchase rights to holders of its Common Stock. The rights issued pursuant to such plan will provide discount purchase rights to shareholders of the Company upon certain acquisitions of beneficial ownership of 15% or more of the outstanding Common Stock and certain tender offers which would result in beneficial ownership of 15% or more of the outstanding Common Stock. The effect of the foregoing may be to inhibit a change in control of the Company that may be beneficial to the Company's shareholders.

                                USE OF PROCEEDS

     All of the shares of Common Stock being offered hereby are offered by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares.


                              RECENT DEVELOPMENTS



     On December 13, 1996, the Company announced plans to move all of its remaining latex examination glove production from its Malaysian facility to its Thai facility in 1997. In connection with the move, the Company will take a $3 million after-tax charge against earnings in the fourth quarter of 1996. The Company anticipates that the move will improve profit margins in 1997 and future years due to the lower production costs at the Thai facility. To accomodate the increased production requirements in Thailand, the Company plans to complete its initial 'Grand Master' production machine in the first quarter of 1997 and build two additional 'Grand Master' lines scheduled to be completed during the second half of 1997. The combination of the three machines is expected to increase the Thai facility's capacity by approximately 70% by the end of 1997 when the new machines are scheduled to be fully operational. The Company will continue to operate one of its Malaysian facilities for the production of higher value products, such as the newly introduced Safeskin 2000 powder-free surgical glove, the high technology and scientific division's HypoClean products and synthetic nitrile products.



     Effective January 1, 1997, the Company's founder, current Co-Chairman and director Neil K. Braverman will resign as Co-Chairman and enter into a one-year consulting arrangement with the Company. Pursuant to the consulting arrangement, Mr. Braverman will work on a part-time basis, assisting the Company in the areas of manufacturing and new product development. Mr. Braverman will remain a director of the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on the Nasdaq National Market under the symbol 'SFSK.' The following table sets forth the high and low closing prices of a share of the Company's Common Stock for each quarter in 1994 and 1995, the first three quarters in 1996 and the interim period indicated, as reported by the Nasdaq National Market and restated to give effect to a two-for-one split of the Common Stock to be effected on January 2, 1997.


                                                                       HIGH       LOW
                                                                       ----       ---
1994
First Quarter.......................................................   $ 8 5/8    $6 3/4
Second Quarter......................................................     7 3/4     6 1/8
Third Quarter.......................................................     8 5/8     6 3/4
Fourth Quarter......................................................     8 7/8     6 1/2
1995
First Quarter.......................................................     7 5/8     6 1/8
Second Quarter......................................................     7 3/4     5 1/2
Third Quarter.......................................................     9 5/8     7 1/4
Fourth Quarter......................................................     9 13/16   8
1996
First Quarter.......................................................    13 5/8     8
Second Quarter......................................................    20 3/4    12 1/2
Third Quarter.......................................................    20 5/8    15
Fourth Quarter (through December 27, 1996)..........................    26 11/16  17 7/8



     The closing price of the Company's Common Stock on December 27, 1996, as reported by the Nasdaq National Market and restated as set forth above, was $25.00.



     The approximate number of record holders of the Company's Common Stock as of December 27, 1996 was 276. The Company believes that a larger number of beneficial owners hold such shares of Common Stock in depositary or nominee form.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on the Common Stock. The Company does not anticipate payment of any cash dividends in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in the operations of the Company and the expansion of its business.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1996.


                                                                                                 SEPTEMBER 30, 1996
                                                                                                 ------------------
                                                                                                    (DOLLARS IN
                                                                                                     THOUSANDS)
Short-term debt...............................................................................        $     --
                                                                                                    ----------
                                                                                                    ----------
Long-term debt................................................................................        $     --
                                                                                                    ----------
                                                                                                    ----------
Shareholders' equity:
  Preferred stock; $.01 par value; 10,000,000 shares authorized and no shares outstanding at
     September 30, 1996.......................................................................              --
  Common Stock; $.01 par value; 40,000,000 shares authorized(1); 25,708,448 shares
     outstanding..............................................................................             257
  Additional paid-in capital..................................................................          34,693
  Foreign currency translation adjustment.....................................................             876
  Retained earnings...........................................................................          58,077
                                                                                                    ----------
     Total shareholders' equity...............................................................          93,903
                                                                                                    ----------
     Total capitalization.....................................................................        $ 93,903
                                                                                                    ----------
                                                                                                    ----------


------------------
(1) Authorized shares include 4,700,300 shares issuable upon exercise of outstanding options under the Equity Compensation Plan and 88,354 shares issuable under other options. An additional 344,668 shares are reserved for issuance for future awards under the Equity Compensation Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data of the Company for the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company except for per share information which has been restated to give effect to a two-for-one split of the Common Stock to be effected on January 2, 1997. The statement of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1995 and 1996 are derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments (consisting only of normal recurring items) that the Company considers necessary for a fair presentation of the financial information set forth therein. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for any future period or for the entire year. The following information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto incorporated by reference herein and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included herein.

                                                                                                    NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                           ----------------------------------------------------    -------------------
                                            1991       1992       1993       1994        1995       1995        1996
                                           -------    -------    -------    -------    --------    -------    --------
STATEMENT OF OPERATIONS DATA:
Net sales...............................   $17,013    $33,878    $57,264    $84,142    $117,014    $84,278    $106,534
Cost of goods sold......................    11,135     20,603     33,237     50,376      75,756     55,282      62,576
                                           -------    -------    -------    -------    --------    -------    --------
  Gross profit..........................     5,878     13,275     24,027     33,766      41,258     28,996      43,958
Selling expenses........................     1,594      3,981      7,999     11,685      16,120     11,617      12,747
Research and development(1).............        --         --        398        977       1,493        978       1,404
General and administrative expenses.....     1,672      1,812      2,561      3,625       6,397      4,275       7,969
                                           -------    -------    -------    -------    --------    -------    --------
  Income from operations................     2,612      7,482     13,069     17,479      17,248     12,126      21,838
Interest expense, related parties.......       203        216        156         --          --         --          --
Interest expense, other.................     1,253      1,325      1,285         17         194        107         118
Other expense (income), net.............       (21)      (203)      (237)      (825)       (163)      (191)        201
                                           -------    -------    -------    -------    --------    -------    --------
  Income before income tax..............     1,177      6,144     11,865     18,287      17,217     12,210      21,519
Income tax provision....................        --        127        213      3,920       2,326      1,851       2,828
                                           -------    -------    -------    -------    --------    -------    --------
  Net income............................   $ 1,177    $ 6,017    $11,652    $14,367    $ 14,891    $10,359    $ 18,691
                                           -------    -------    -------    -------    --------    -------    --------
                                           -------    -------    -------    -------    --------    -------    --------
Net income per share....................   $   .07    $   .34    $   .56    $   .57    $    .58    $   .41    $    .68
                                           -------    -------    -------    -------    --------    -------    --------
                                           -------    -------    -------    -------    --------    -------    --------
Weighted average common shares
  outstanding(2)........................    17,403     17,491     20,817     25,392      25,605     25,411      27,479

                                                               DECEMBER 31,                           SEPTEMBER 30,
                                           ----------------------------------------------------    -------------------
                                            1991       1992       1993       1994        1995       1995        1996
                                           -------    -------    -------    -------    --------    -------    --------

BALANCE SHEET DATA:
Working capital (deficit)...............   $(8,131)   $(6,768)   $22,310    $22,987    $ 28,055    $28,123    $ 39,893
Total assets............................    12,134     21,393     43,224     61,230      84,675     83,858     108,698
Long-term debt..........................     3,337        852         --         --       2,750      4,750          --
Shareholders' equity (deficit)..........    (6,307)       934     38,750     54,260      69,861     66,118      93,903

------------------
(1) Prior to the year ended December 31, 1993, the Company did not separately classify the cost of research and development because it was not significant.

(2) Net income per share is computed by dividing net income by the weighted average of common shares outstanding and dilutive common stock equivalents. Common stock options are common stock equivalents and are included in the weighted average of common shares outstanding using the treasury stock method. Primary and fully diluted net income per share amounts and the number of primary and fully diluted weighted average common shares outstanding are the same for all periods presented except for the nine months ended September 30, 1996. Fully diluted net income per share and the number of fully diluted weighted average common shares outstanding for the nine months ended September 30, 1996 were $.67 and 27,969, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes thereto incorporated by reference herein.

     The Company's net sales have grown substantially over the past several years. The Company attributes the growth in net sales during this period principally to the introduction of new products, growth in markets for its products, and increased market penetration due to the implementation of sales and marketing programs. The Company introduced lightly powdered medical gloves, powder-free medical gloves, HypoClean(Registered) powder-free gloves, powder-free latex surgical gloves and high technology and scientific nitrile gloves in 1989, 1990, 1992, 1994 and 1995, respectively. In the fourth quarter of 1996, the Company formally launched its Safeskin 2000 powder-free latex surgical glove, which was developed through the use of computer-aided design
(CAD) and a new rapid prototyping technique known as 'laminated object manufacturing.' Although the Company has continued to develop new products and expects to do so in the future, no assurance can be given that the new products will be accepted in the marketplace or will have similar growth rates.

     The Company's net sales are derived from the sale of finished products, net of allowable rebates provided by contract to distributors covering the resale of the Company's products in specific volumes to specified end user customers. Cost of goods sold includes all costs to manufacture the finished product plus related costs associated with ocean freight, customs duty and warehousing. Selling expenses include all salaries for sales and marketing staffs together with other related expenses such as sales commissions, travel costs, trade shows, advertising and delivery expenses. Research and development expenses include salaries for research and development staffs as well as expenses such as consulting, product testing and travel costs. General and administrative expenses include salaries for executives and administrative and information technology staffs, together with related expenses such as travel costs, insurance, facilities costs and consulting and professional fees. Income tax expenses are substantially less than statutory rates as a result of the tax free status of the Company's foreign manufacturing operations. During June 1994, the Company's Malaysian manufacturing operations were granted five additional years of tax free status retroactive to October 1, 1993, the date on which the original five year grant of tax free status expired. The Company's Thai manufacturing operations have been granted tax free status through 2003.

     The Company's medical glove distributor customers do not bill third-party reimbursement sources separately for purchases of the Company's gloves. Consequently, the timing and effect of third-party payments to hospitals and clinics do not have a material effect on the Company's operations or liquidity.

RESULTS OF OPERATIONS

     The following table presents certain items in the Consolidated Statements of Operations, expressed as a percentage of total sales, for the years ended

December 31, 1993, 1994, 1995, and for the nine months ended September 30, 1995 and 1996.

                                                                                 PERCENTAGE OF SALES
                                                                    ---------------------------------------------
                                                                                                    NINE MONTHS
                                                                           YEAR ENDED                  ENDED
                                                                          DECEMBER 31,             SEPTEMBER 30,
                                                                    -------------------------     ---------------
                                                                    1993      1994      1995      1995      1996
                                                                    -----     -----     -----     -----     -----
Net sales.......................................................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold..............................................     58.0      59.9      64.7      65.6      58.7
                                                                    -----     -----     -----     -----     -----
  Gross profit..................................................     42.0      40.1      35.3      34.4      41.3
Selling expenses................................................     14.0      13.9      13.8      13.8      12.0
Research and development........................................       .7       1.1       1.3       1.1       1.3
General and administrative expenses.............................      4.5       4.3       5.5       5.1       7.5
                                                                    -----     -----     -----     -----     -----
  Income from operations........................................     22.8      20.8      14.7      14.4      20.5
Interest expense, related parties...............................       .3        --        --        --        --
Interest expense, other.........................................      2.2        --        .2        .1        .1
Other expense (income), net.....................................      (.4)      (.9)      (.2)      (.2)       .2
                                                                    -----     -----     -----     -----     -----
  Income before income tax......................................     20.7      21.7      14.7      14.5      20.2
Income tax provision............................................       .4       4.6       2.0       2.2       2.7
                                                                    -----     -----     -----     -----     -----
  Net income....................................................     20.3%     17.1%     12.7%     12.3%     17.5%
                                                                    -----     -----     -----     -----     -----
                                                                    -----     -----     -----     -----     -----

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Net sales for the nine months ended September 30, 1996 were $106,534,000 which represents a 26.4% increase over net sales of $84,278,000 for the same period in 1995. The predominant causes for the sales growth were an increase in unit volumes sold and the shift in product mix to higher priced powder-free gloves in the 1996 period as compared to the 1995 period.

     Cost of goods sold increased 13.2% from $55,282,000 for the nine months ended September 30, 1995 to $62,576,000 for the nine months ended September 30, 1996. As a percentage of net sales, cost of goods sold decreased from 65.6% for the nine months ended September 30, 1995 to 58.7% for the same period in 1996. This decrease in cost of goods sold as a percentage of net sales was principally attributable to improved operating efficiencies in the Thai facility as well as decreased raw material costs during the 1996 period. Cost of goods sold for the nine months ended September 30, 1996 also reflects the favorable impact of U.S. import legislation ('Generalized System of Preferences' or 'GSP') reinstated by President Clinton in the third quarter of 1996 retroactive to August 1, 1995. As a result of this legislation, the Company has estimated a cumulative customs duty refund of approximately $1,175,000 for gloves imported from its manufacturing facilities between August 1, 1995 and September 30, 1996, which amount is reflected as a reduction of cost of goods sold for the nine months ended September 30, 1996. The new GSP term, under which imports from Thailand and certain imports from Malaysia are currently eligible, runs through May 31, 1997. The favorable impact of this refund was partially offset by a $650,000 charge in the third quarter of 1996 relating to the write off of inventory as a result of the introduction of the new Safeskin 2000 powder-free latex surgical glove. Excluding the customs duty refund and the write off of inventory, cost of goods sold as a percentage of net sales for the nine months ended September 30, 1996 would have been 59.4%. As a result of the above, gross profits increased 51.6% from $28,996,000 for the nine months ended September 30, 1995 to $43,958,000 for the nine months ended September 30, 1996.

     Selling expenses increased 9.7% from $11,617,000 for the nine months ended September 30, 1995 to $12,747,000 for the nine months ended September 30, 1996. As a percentage of net sales, selling expenses decreased from 13.8% for the nine months ended September 30, 1995 to 12.0% for the same period in 1996. Selling expenses for the nine months ended September 30, 1996 include approximately $523,000 of non-
recurring net severance charges relating to a former executive. Excluding such charges, such selling expenses as a percentage of net sales would have been 11.4%. The decrease in selling expenses as a percentage of net sales is a result of selling expenses such as salaries, travel costs and delivery expenses remaining comparable to the prior year while sales have significantly increased over the prior year.

     Research and development expenses increased 43.6% from $978,000 for the nine months ended September 30, 1995 to $1,404,000 for the nine months ended September 30, 1996. As a percentage of net sales, research and development expenses increased from 1.1% for the nine months ended September 30, 1995 to 1.3% for the nine months ended September 30, 1996.

     General and administrative expenses increased 86.4% from $4,275,000 for the nine months ended September 30, 1995 to $7,969,000 for the nine months ended September 30, 1996. As a percentage of net sales, general and administrative expenses increased from 5.1% for the 1995 period to 7.5% for the 1996 period. The increase in general and administrative expenses as a percentage of net sales pertains primarily to increased costs associated with the Information Technology Department (which was established in the second quarter of 1995) to support the continued growth of the Company. Additional factors include increased facilities costs and increased consulting fees in 1996.

     Income from operations increased 80.1% from $12,126,000 for the nine months ended September 30, 1995 to $21,838,000 for the nine months ended September 30, 1996. Operating margins increased from 14.4% in the 1995 period to 20.5% in the 1996 period.

     Interest expense increased slightly from $107,000 for the nine months ended September 30, 1995 to $118,000 for the nine months ended September 30, 1996.


     Other expense (income), net, increased from $191,000 of other income for the nine months ended September 30, 1995 to $201,000 of other expense for the nine months ended September 30, 1996. The increase in other expense was substantially due to losses experienced from foreign currency transactions in the Company's European subsidiaries in the nine months ended September 30, 1996 compared to gains from foreign currency transactions experienced in the prior year.

     Provision for income taxes increased from $1,851,000 for the nine months ended September 30, 1995 to $2,828,000 for the nine months ended September 30, 1996. The income tax provisions recorded in both 1995 and 1996 remain less than statutory rates due to the foreign tax free status.

     Net income increased 80.4% from $10,359,000 for the nine months ended September 30, 1995 to $18,691,000 for the nine months ended September 30, 1996 due to the foregoing factors.

1995 COMPARED TO 1994

     Net sales for 1995 were $117,014,000 which represents a 39.1% increase over net sales of $84,142,000 in 1994. The predominant cause for the sales growth was higher unit volumes in the 1995 period as compared to the 1994 period. The Company's gross margins were negatively impacted by competitive pricing pressures beginning in the later part of 1994. In response to higher raw materials costs, the Company increased prices on most of its products in the United States beginning in the second quarter of 1995.

     Cost of goods sold increased 50.4% from $50,376,000 for 1994 to $75,756,000 for 1995. As a percentage of net sales, cost of goods sold increased from 59.9% in 1994 to 64.7% in 1995. The increase in cost of goods sold as a percentage of net sales is principally attributable to increased raw material costs coupled with competitive pricing pressures. Despite the significant increase in raw material costs in 1995, manufacturing costs benefited from greater operating efficiencies in the new Thai facility. The Company anticipates that these operating efficiencies will continue in 1996 as the Thai facility's production capacity increases. As a result of the above, gross profits increased 22.2% from $33,766,000 in 1994 to $41,258,000 in 1995.

     Selling expenses increased 38.0% from $11,685,000 in 1994 to $16,120,000 in 1995. As a percentage of net sales, selling expenses are comparable to the prior year, decreasing slightly from 13.9% in 1994 to 13.8% in 1995.

     Research and development expenses increased 52.8% from $977,000 in 1994 to $1,493,000 in 1995. As a percentage of net sales, research and development expenses increased from 1.1% in 1994 to 1.3% in 1995.

     General and administrative expenses increased 76.5% from $3,625,000 in 1994 to $6,397,000 in 1995. As a percentage of net sales, general and administrative expenses increased from 4.3% in 1994 to 5.5% in 1995. This increase in general and administrative expenses as a percentage of net sales pertains primarily to the formation of an Information Technology Department in fiscal year 1995 to support the growth of the Company. Additional factors include increased consulting, investor relations efforts and legal expenses as well as the costs associated with the relocation of the finance department to San Diego to consolidate the sales, marketing and finance areas of the Company.

     Income from operations decreased 1.3% from $17,479,000 in 1994 to $17,248,000 in 1995 and operating margins decreased from 20.8% in 1994 to 14.7% in 1995.

     Interest expense increased from $17,000 in 1994 to $194,000 in 1995. This increase resulted from the additional debt incurred in 1995 to facilitate the growth of the Company.

     The excess of other income over other expense decreased from $825,000 in 1994 to $163,000 in 1995. This reflected a decrease in other income, primarily due to the reclassification in fiscal 1995 of scrap sale proceeds totaling approximately $688,000 as a reduction of cost of goods sold.

     Provision for income taxes decreased 40.7% from $3,920,000 in 1994 to $2,326,000 in 1995. During June 1994, the Company's Malaysian manufacturing operations were granted five additional years of tax free status retroactive to October 1, 1993. The income tax provisions recorded in both 1994 and 1995 remain less than statutory rates due to the foreign tax free status.

     Net income increased 3.6% from $14,367,000 in 1994 to $14,891,000 in 1995 and the net income margin decreased from 17.1% in 1994 to 12.7% in 1995 due to the foregoing factors.

1994 COMPARED TO 1993

     Net sales for 1994 were $84,142,000 which represents a 46.9% increase over net sales of $57,264,000 in 1993. The predominant causes for the sales growth were higher unit volumes and the continuing shift in product mix to higher priced powder-free gloves in 1994 as compared to 1993.

     Cost of goods sold increased 51.6% from $33,237,000 for 1993 to $50,376,000 for 1994. As a percentage of net sales cost of goods sold increased from 58.0% in 1993 to 59.9% in 1994. This increase in cost of goods sold as a percentage of net sales was principally attributable to increased raw material costs during the 1994 period. Despite the increase in raw material costs, cost of goods sold as a percentage of net sales was favorably impacted by improved production efficiencies caused by increased volume. As a result of the above, gross profit increased 40.5% from $24,027,000 in 1993 to $33,766,000 in 1994.

     Selling expenses increased 46.1% from $7,999,000 in 1993 to $11,685,000 in 1994. As a percentage of net sales, selling expenses were comparable to the prior year, decreasing slightly from 14.0% in 1993 to 13.9% in 1994.

     Research and development expenses increased 145.5% from $398,000 in 1993 to $977,000 in 1994. As a percentage of net sales, research and development expenses increased from 0.7% in 1993 to 1.1% in 1994.

     General and administrative expenses increased 41.5% from $2,561,000 in 1993 to $3,625,000 in 1994. As a percentage of net sales, however, these expenses declined from 4.5% in 1993 to 4.3% in 1994. The principal items causing the increase in dollars were compensation increases for existing employees, the addition of administrative employees and increases in accounting and legal fees.

     Income from operations increased 33.7% from $13,069,000 in 1993 to $17,479,000 in 1994 and operating margins decreased from 22.8% in 1993 to 20.8% in 1994.

     Interest expense decreased substantially from $1,441,000 in 1993 to $17,000 in 1994. This decrease resulted from the repayment of debt with the proceeds of the Company's initial public offering.

     The excess of other income over other expense increased from $237,000 in 1993 to $825,000 in 1994. The principal reasons for the increase were increased scrap sales and interest income from the remaining proceeds from the Company's initial public offering.

     As a result of the tax free status at the Company's foreign manufacturing operations, which initially expired at the end of September 1993, and net operating loss carryforwards available in the United States, the income tax provision recorded in 1993 was substantially less than statutory rates. During June 1994, the Company's Malaysian manufacturing operations were granted five additional years of tax free status retroactive to October 1, 1993. Net operating loss carryforwards available in the United States were substantially utilized during 1993. The income tax provision recorded in 1994 remains less than statutory rates due to the foreign tax free status.

     Net income increased 23.3% from $11,652,000 in 1993 to $14,367,000 in 1994 and the net income margin decreased from 20.3% in 1993 to 17.1% in 1994 due to the foregoing factors.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations generated approximately $10,843,000, $11,868,000 and $6,494,000 of cash during 1995, 1994 and 1993, respectively, and approximately $17,990,000 and $8,876,000 of cash during the nine months ended September 30, 1996 and 1995, respectively. Further, during 1995, 1994, 1993, and the nine months ended September 30, 1996 and 1995, the Company acquired capital assets of approximately $16,461,000, $15,423,000, $10,241,000, $14,331,000 and
$12,536,000, respectively, substantially all of which were for the expansion of the Company's foreign manufacturing operations. Included in the 1993 amount was approximately $5,100,000 for the acquisition of an additional manufacturing facility and equipment located adjacent to the Company's existing manufacturing facilities in Ipoh, Malaysia. Included in the 1994 and 1995 amounts were approximately $10,645,000 and $14,319,000, respectively, for the acquisition of land and the construction of plant and equipment at the Company's manufacturing facility in Hat Yai, Thailand.


     The Company is currently constructing a new production line in its Thai facility. The new production line, referred to by the Company as the 'Grand Master,' is expected to have the highest capacity of any glove production line in the world, equivalent in capacity to approximately eight of the existing production lines in this facility. Production and capital costs are expected to be reduced due to labor savings and higher unit production. Construction is expected to be completed by early 1997 and is being funded with internally generated cash. The Company plans to build two additional 'Grand Master' lines by the end of 1997, construction of which is also being funded with internally generated cash.


     In addition, the Company is currently building a latex concentrate plant in Thailand. The output of the plant will supply latex concentrate to the Company's factories in Thailand and Malaysia to manufacture its disposable latex gloves. The Company expects that the first construction phase of this new plant will be completed in the first half of 1997 and that the final phase will be completed within three years. This plant will allow the Company to integrate more fully its manufacturing processes to gain better control over the quality, cost and reliability of latex supplies.

     The Company has a domestic two-year term credit facility for financing general working capital needs, up to a maximum of $25,000,000 in borrowings. As of September 30, 1996, there were no borrowings outstanding under this credit facility.

     The Company's foreign manufacturing subsidiaries have revolving lines of credit for financing general working capital needs up to approximately $13,700,000, of which there were no outstanding balances as of September 30, 1996. These borrowings are collateralized by all assets of the subsidiaries and are further supported by a guarantee of the Company.

INFLATION

     The Company does not believe that the relatively moderate levels of inflation which have been experienced in the United States in recent years have had a significant effect on its net sales or its profitability.

                                    BUSINESS


     The Company is the leading manufacturer of high quality disposable latex medical examination gloves for the United States market and believes that it is the world's leading manufacturer of high quality disposable powder-free examination gloves. The Company sells its gloves primarily to the medical, dental, high technology and scientific markets. The Company markets high quality gloves designed to prevent the transmission of infectious disease while at the same time minimizing the risk of any debilitating side effects which may result from prolonged use by the wearer. In 1995, the Company became the market share leader, in both sales dollars and total units, of medical examination gloves to acute care facilities (hospitals) in the United States. Based upon information provided by its distributors, the Company believes that, in 1995, approximately 64% of the Company's sales were to acute care facilities, approximately 28% were to alternate care (primary care and extended care) and dental facilities and approximately 8% were to the high technology and scientific market.


     The Company began operations in 1987 to take advantage of the opportunity presented by the growing demand for high quality latex gloves which appeal to the wearer by being safe, durable and comfortable to don and wear for extended time periods. The Company built a manufacturing facility in Malaysia and began producing latex gloves in 1988. In order to protect the wearer from the glove, the Company developed manufacturing processes which produced gloves that were lower in proteins and chemical allergens than those on the market at that time. In August 1989, the Company was the first manufacturer to receive FDA clearance to market non-sterile latex gloves labeled 'hypoallergenic' and 'lightly powdered.' In November 1989, the Company received FDA clearance to market non-sterile latex gloves labeled 'hypoallergenic' and 'powder-free;' these gloves were introduced to the market early in 1990 and have become the Company's largest selling and fastest growing product. (See '--Product Labeling' for a discussion of the Company's use of the 'hypoallergenic' label.) In 1992, the Company introduced its line of HypoClean gloves for high technology and scientific uses; in 1994, the Company introduced a powder-free latex surgical glove; and in 1995, the Company introduced a powder-free glove made of nitrile synthetic latex designed for use in the high technology and scientific market. During 1995, the Company received FDA clearance to label its powder-free gloves as having the lowest protein level claim that the FDA allows for medical grade gloves. The Company was the first glove manufacturer to receive clearance for use of this claim for all of its powder-free glove products. In 1996, the Company introduced its Safeskin 2000 powder-free latex surgical glove, which was developed through the use of computer-aided design (CAD) and a new rapid prototyping technique known as 'laminated object manufacturing.'

INDUSTRY


     In 1995, the total market for medical gloves in the United States was approximately $1 billion. The growth in the market for medical examination gloves over the past nine years has largely resulted from the increased concerns among health care professionals over protection from the transmission of infectious diseases, particularly HIV, which can cause AIDS, and HBV. In 1987, the Centers for Disease Control ('CDC') issued recommendations that anyone coming into contact with bodily fluids should use 'universal precautions,' including wearing gloves. Additionally, since 1991 Occupational Safety and Health Administration ('OSHA') regulations have required that protective gloves be worn when it can be reasonably anticipated that an employee will have contact with blood, saliva or other potentially infectious substances.


     The demand for latex gloves has also grown among users in the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research segments of the high technology and scientific market. Increasingly, the manufacturing processes in these industries take place in cleanrooms and require gloves that minimize the amount of particles on their surfaces to prevent contamination.

     As people began wearing more latex gloves for longer periods, there was an increase in allergic reactions to the water soluble proteins in latex and to the chemical and other additives used in processing latex and manufacturing gloves. In 1991, the FDA issued a medical alert warning health care professionals about the increased incidences of allergic reactions to latex medical products by both medical personnel and patients. In response to the increase in allergic reactions to latex gloves, glove manufacturers attempted to reduce the amount of powder, latex proteins and chemical allergens in their gloves, which may contribute to the likelihood of allergic reaction. OSHA regulations in effect since 1991 require that all employers provide gloves that are both hypoallergenic and powder-free for employees who are allergic to the gloves otherwise provided. In 1995, the United States acute care market for powder-free medical examination gloves was approximately $100 million and had grown at a rate of approximately 35% from the previous year.


STRATEGY

     The Company's strategy for future growth includes the following principal components:


     Increase Domestic Market Penetration. The Company's strategy is to increase its penetration of the overall domestic acute care medical examination glove market, which had sales of $280 million in 1995, by emphasizing sales in the powder-free segment of that market. In 1995, the powder-free segment grew approximately 35% from 1994, compared to 3% growth in the overall domestic acute care medical examination glove market. The Company estimates that in 1995 it had a 47% share of the powder-free segment, compared to a 23% share of the overall market.


     Expand Customer Base. The Company intends to expand the customer base of its products to include new categories of customers and international markets.

The Company's traditional marketing efforts have focused on the domestic acute care market, which accounted for 64% of the Company's sales in 1995. The Company plans to increase its marketing efforts in the expanding alternate care market, such as the medical laboratory, primary care, and extended care segments, in the dental market, and in the high technology and scientific market, which includes the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research segments. The Company also plans to expand its sales and marketing efforts in Europe.


     Introduce New Products. The Company has a history of new product development and innovation and has recently introduced the Safeskin 2000 powder-free surgical latex glove to the high value added $215 million annual United States market for surgical gloves. The Company plans to continue to be an innovator in glove manufacturing technology and intends to introduce new products to the marketplace in the future. Specifically, the Company intends to acquire or develop other medical and scientific gloves made of nitrile or other synthetic latex and to continue to dedicate resources to research and development of new healthcare and scientific product opportunities.



     Emphasize Innovative Manufacturing. The Company intends to continue to develop innovative manufacturing techniques and facilities to improve quality and efficiency. The Company is currently constructing a new production line in its Thai facility. The new production line, referred to by the Company as the 'Grand Master,' is expected to have the highest capacity of any glove production line in the world, equivalent in capacity to approximately eight of the existing production lines in the facility. The Company is also in the process of building a latex concentrate plant in Thailand, which will supply latex concentrate to the Company's factories in Thailand and Malaysia and will allow the Company to integrate more fully its manufacturing processes. These two manufacturing innovations will improve the reliability of the Company's raw material supplies and the quality of the Company's gloves, decrease raw material costs, improve operating efficiencies and profitability, expand capacity and reduce capital costs.


PRODUCTS

     The Company currently manufactures and markets three basic types of gloves: medical examination gloves, surgical gloves and high technology and scientific gloves. The Company's gloves consist of six types of latex gloves and one type of nitrile synthetic latex glove, substantially all of which are marketed under the 'Safeskin' trade name to enhance market recognition and brand loyalty. Each type of the Company's latex gloves comes in various sizes and, except for the high technology and scientific nitrile glove, is made of natural rubber latex with a beaded cuff for added strength and ease in donning. The Company manufactures both ambidextrous and hand specific gloves. The price data appearing below are industry-wide averages.

  MEDICAL EXAMINATION GLOVES


     o Medical Examination Gloves--Powder-Free. Safeskin powder-free medical examination gloves were introduced to the market in 1990. Medical examination gloves are designed to be used for medical uses where a sterile glove is not required. These gloves are manufactured utilizing a proprietary process in order to make them easy to don and remove without the need for corn starch powder and are also processed to reduce further both proteins in the latex and additives used in the manufacturing process. The lack of powder makes the gloves more desirable to wearers who may develop reactions to prolonged use of powdered gloves. Additionally, powder-free gloves eliminate complications which could be caused by powder entering open wounds, and they eliminate airborne powder which may cause distress to respiratory and neo-natal patients. End users typically pay between $.12 and $.24 per pair for powder-free medical examination gloves.


     o Medical Examination Gloves--Lightly Powdered. Safeskin lightly powdered medical gloves were the Company's first product introduced to the market in 1989. The lightly powdered glove is the Company's least expensive and is designed to minimize the incidence of contact dermatitis. 'Lightly Powdered' refers to the corn starch powder added to the inside of the glove in order to make it easier to don and remove. Principal users are hospital personnel. The glove is also used by other healthcare personnel such as paramedics, nursing home workers and dental professionals. End users typically pay between $.08 and $.16 per pair for lightly powdered medical examination gloves.


  SURGICAL GLOVES


     o Safeskin 2000 Powder-Free Surgical Gloves. In 1996, the Company introduced a powder-free, sterile surgical glove, which was developed through the use of computer-aided design (CAD) and a new rapid prototyping technique known as 'laminated object manufacturing.' Surgical gloves are designed to meet the more rigorous demands of the operating room environment. The Safeskin 2000 surgical glove offers superior ergonomic characteristics which provide surgeons with greater freedom of motion and increased dexterity, thereby resulting in less hand fatigue. In addition to being sterile, the glove is non-pyrogenic, which eliminates endotoxin (dead bacteria) contamination of surgical sites. The CAD program revolutionized prototype and mold design processes, greatly decreasing the time between product development and market launch, and utilized data from a United States Army Anthropometric Survey on several thousand hand measurements and spatial relationships for unique fit. End users typically pay between $1.00 and $2.00 per pair for powder-free surgical gloves.



     o Surgical Gloves--Lightly Powdered. Safeskin lightly powdered sterile surgical gloves were first introduced in 1994 to the European market. These gloves offer many of the same benefits of the Company's powder-free sterile surgical glove. End users in the European market typically pay between $.45 and $.75 per pair for lightly powdered surgical gloves.


  HIGH TECHNOLOGY AND SCIENTIFIC GLOVES

     o HypoClean 100(Registered) Cleanroom Latex Gloves. Introduced in 1992, HypoClean 100(Registered) cleanroom gloves are engineered and processed to meet the stringent contamination control requirements of highly critical cleanroom applications in the semiconductor and pharmaceutical industries. These gloves are developed through an integrated manufacturing process, the Oxyglazed System(Trademark). The Oxyglazed System(Trademark) is a proprietary process that minimizes particulates, reduces latex proteins, removes residual chemicals and enabled the Company to offer the first non-cytotoxic (i.e., does not destroy cells) glove to the high technology and scientific market. In addition, HypoClean 100(Registered) gloves receive further ultra pure cleaning and are packaged in a Class M3.5 (100) cleanroom for compatibility with all critical environment applications. End users in the high technology and scientific fields typically pay between $.32 and $.80 per pair for latex gloves designed for a cleanroom environment.

     o HypoClean(Registered) Powder-Free Latex Gloves. These hand specific and ambidextrous gloves, which were introduced in 1992 and are developed through the Oxyglazed System(Trademark), are sold to the high technology and scientific market for applications where glove powders can interfere with production yields and laboratory processes. End users in the high technology and scientific fields typically pay between $.20 and $.60 per pair for powder-free latex gloves.

     o High Technology and Scientific Nitrile Gloves. The Company introduced its nitrile synthetic latex gloves in its high technology and scientific product line in the first half of 1996. These gloves are manufactured from a synthetic material, thus eliminating natural rubber protein antigens and offering a broader range of resistance to many of the chemicals used in high technology and laboratory applications. End users in the high technology and scientific fields typically pay between $.28 and $.70 per pair for powder-free synthetic latex gloves.

RESEARCH AND DEVELOPMENT

     The Company's research and development strategy is to develop high quality disposable gloves for the medical, dental, high technology and scientific markets. In 1993, 1994, 1995 and the nine months ended September 30, 1996, the Company's research and development expenses were approximately $398,000, $977,000, $1,493,000 and $1,404,000, respectively. The Company expects these costs to increase as the Company increases the number of new products it introduces. The Company believes that the close interaction between its research and development and manufacturing personnel allows for timely and effective realization of the Company's new glove concepts.


PRODUCTS UNDER DEVELOPMENT


     The Company has developed a medical examination glove made of nitrile synthetic latex and has recently received clearance from the FDA to begin selling the gloves in the United States. The Company is also currently developing non-nitrile synthetic latex gloves for the medical, high technology and scientific markets. In the future, the Company intends to introduce specialty powder-free surgical gloves designed to offer additional benefits such as increased barrier protection.


     There can be no assurance that these new products will be successfully developed, will be cleared by the FDA, will gain market acceptance or will command pricing levels acceptable to the Company.

PRODUCT LABELING

     All of the Company's latex medical gloves are labeled 'hypoallergenic' and have passed the modified Draize test for hypoallergenicity. Gloves labeled 'hypoallergenic' are manufactured and processed with lower levels of chemicals. These products are designed to minimize the likelihood of irritation or allergic contact dermatitis. The Company's powder-free latex gloves have soluble and antigenic protein levels which the Company believes are as low as the level in any other latex gloves on the market. The Company has received 510(k) clearance for its powder-free medical gloves with labeling concerning total protein content. The product labeling which was cleared through the 510(k) process included a claim for '50 micrograms or less of total water extractable protein per gram,' the lowest protein content claim allowable by the FDA for latex medical gloves.


     There is a risk with all latex gloves that individuals sensitive to latex proteins might have allergic reactions. The recent emergence of allergies to latex protein have caused the FDA to question whether the use of the term 'hypoallergenic' is still appropriate. Therefore, in June 1996, the FDA proposed issuing regulations prohibiting the use of a 'hypoallergenic' label on latex gloves for use by healthcare personnel and requiring a labeling statement that latex may cause allergic reactions. In the event such regulations are adopted by the FDA, the Company will stop using the term 'hypoallergenic' on its packaging and will comply fully with applicable labeling requirements. As a result, the Company may need to rely on alternate labeling such as the low protein content claim cleared through the 510(k) process. In addition, the Company may elect to seek approval of alternative labeling with respect to the chemical qualities of its medical gloves, but there can be no assurance such an alternative claim will be permitted. The Company also currently uses the statement 'THIS PRODUCT CONTAINS NATURAL RUBBER LATEX' on all of its packaging containing medical latex gloves, as recommended by the FDA.


     By establishing criteria for glove manufacturers to claim a low level of chemical residue and a low protein content, the FDA will be raising industry standards for glove manufacturing. The Company believes that its strength in manufacturing and research and development provide it with an opportunity to further distinguish itself from its competitors by anticipating and exceeding regulatory requirements.

SALES AND MARKETING

     The Company's sales and marketing efforts focus principally on the acute care market (hospital), alternate care market (primary care and extended care) and dental market with respect to medical products and on the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research market segments with respect to high technology and scientific products. In 1995, sales of latex medical gloves to acute care facilities represented approximately 64% of the Company's total sales, while sales to alternate care facilities represented approximately 28% of total sales. Sales by the Scientific Division to the non-medical, high technology and scientific users represented approximately 8% of total sales during 1995.

     The Company's sales and marketing activities in the medical products area are directed at the end users of medical glove products, such as hospitals, group purchasing organizations, integrated healthcare networks and primary or alternate care providers. The Company targets decision makers at these entities and attempts to increase demand for the Company's medical glove products with them and among their constituencies. Sales to end users are then made by a medical products distributor who will purchase the Company's products, stock inventory and resell and deliver the products to the healthcare provider or other end user, typically pursuant to a contract between the Company and the distributor specifying prices to be paid by the distributor for gloves sold to a particular end user. The Company's gloves are currently used in over 3,400 hospitals, which constitute approximately 40% of all hospitals in the United States.

     Purchasing decisions by healthcare systems are customarily made by a clinical staff committee which evaluates potential products based on quality criteria, such as effectiveness, durability and likelihood to cause dermatitis, as well as price and value. The Company's sales representatives work with healthcare personnel to ensure that the Company's products are considered in the process and that their comparative advantages are known by the committee. The Company's sales staff also participates in healthcare trade shows to introduce prospective customers to its products and to generate sales orders for the distributors. The Company also participates in various workshops and educational programs relating to healthcare worker protection and skin disorders in order to promote the Company's products and educate the hospital and other personnel utilizing the products. The Company continues to expand its healthcare marketing efforts to other healthcare professionals, including physicians offices, nursing homes, outpatient clinics, surgical centers, blood banks and other areas of the alternate-care market. Recently, the Company hired a sales manager to focus on the dental market and is in the process of recruiting sales representatives to support the Company's efforts.


     The Company's sales force for medical gloves currently comprises 44 persons, who are supervised by seven Regional Managers and the Director of Sales, Medical Division. The sales representatives are paid salaries plus performance-based commissions. Each sales representative possesses at least five years of previous sales experience and is trained by the Company in the dermatological and immunological aspects of latex. They are also specifically trained to conduct continuing education programs for healthcare personnel to educate them on the reactions possible from latex gloves. Under these education programs, the Company has trained approximately 30,000 healthcare professionals. The sales force maintains regular interaction with healthcare personnel, thereby providing the Company with valuable feedback on market perception of the Company's products as well as new developments within the industry.


     The Company's recently formed national accounts department promotes sales to and negotiates agreements with group purchasing organizations, integrated delivery networks, large non-acute care customers and multi-facility high technology and scientific customers. The national accounts department is also responsible for assuring that all operating functions of the Company provide high service levels to these national accounts and maintain relationships with the purchasing agents and senior officers at each such account once a contract is in place.

     The Company's sales and marketing efforts are supported by the Company's logistics team that delivers services to medical products distributors and end users designed to assist them in their businesses. The Company believes that these logistics services are one of its key competitive advantages and have helped the Company become the preferred supplier for many of its customers. Specifically, the Company's logistics personnel work with medical products distributors to reduce their order cycle time and inventory levels and have succeeded in increasing product availability for the Company's customers. In addition, the Company actively promotes the use of electronic data interchange (EDI) technology, for applications such as order entry and sales tracing, which produces savings for both the Company and its distributors.

     All domestic sales of the Company's medical products are made through approximately 140 national, regional and local distributors, typically pursuant to a contract between the Company and the distributor specifying prices to be paid by the distributor for gloves sold to a particular end user. Three of the largest distributors to the general hospital market, Owens & Minor, General Medical, and Bergen Brunswig Medical currently carry the Company's product line on a non-exclusive basis. Owens & Minor, General Medical and Bergen Brunswig Medical distributed gloves accounting for approximately 30.3%, 29.8% and 8.2%, respectively, of the Company's 1995 consolidated net sales. Medical products distributors provide the Company with an extensive nationwide distribution network. This enables the Company's products to reach hospitals, clinics, physicians and dental offices located in metropolitan as well as rural areas. The distributors do not, however, necessarily promote the sale of the Company's products more aggressively than the other competing lines of latex gloves which they carry.



     During 1994, the Company entered into a three year contract with General Medical governing sales of the Company's gloves through General Medical. The contract also designated the Company as the exclusive manufacturer of General Medical's private label gloves. Sales of gloves under the contract first occured in 1995. In July 1996, the contract was amended to extend its term for an additional two years and to name the Company as General Medical's preferred glove manufacturer. In the amendment, General Medical also agreed to promote sales of the Company's gloves and the private label gloves manufactured by the Company. General Medical is a leading national medical/surgical products distributor and is the nation's largest distributor to the alternate healthcare market.



     In December 1996, the Company entered into a five year contract, subject to early termination, to supply its examination gloves to Premier Purchasing Partners ('Premier'), a national group purchasing organization ('GPO') which is the largest hospital alliance in the United States. The Company is one of two examination glove suppliers selected by Premier. Premier comprises 1,800 healthcare facilities with 315,000 beds, approximately one-third of the U.S. hospital marketplace. Beginning in the first quarter of 1997, the Company's examination gloves will be made available to the Premier member hospitals and their alternate care affiliates. Premier corporate guidelines direct members to utilize contracted vendors for a minimum of 90 percent of their product requirements.



     In December 1996, the Company also entered into a three year contract, subject to early termination, to supply its examination gloves to Catholic Materials Management Alliance ('CMMA'), a GPO representing approximately 230 healthcare facilities with 40,000 beds in the United States. The contract contemplates that the Company will be the sole contracted supplier of examination gloves to CMMA members between March 1997 and February 2000.


     The Scientific Division markets its products for a variety of cleanroom and laboratory applications in the semiconductor, biotechnology, pharmaceutical, general industrial manufacturing and research segments of the high technology and scientific market. Like the medical segment, more workers in the high technology and scientific market are beginning to use gloves. Gloves protect both the worker and the products or processes in these industries. As of November 25, 1996, the Company's high technology and scientific products were sold by a network of over 80 distribution companies, including the two largest U.S. laboratory/cleanroom distributors, Fisher Scientific and VWR Scientific Products. The Company has a sales force of six Company sales representatives and four independent manufacturing representatives actively supporting the distribution network and end user customers. This sales force reports to the Director of Sales, Scientific Division.


     The Company established a sales and marketing office in The Netherlands in 1992. In 1994, the Company opened its international sales and marketing headquarters in Germany, with a satellite office in the United Kingdom. The Company also recruited and trained a sales organization in 1994 and continues to expand its distribution network throughout the European Community (the 'EC'). The Company also sells its products in South America, Australia, and Japan. During 1995, international sales represented approximately six percent of the Company's total sales. Foreign sales may be subject to certain additional risks, including import and export license requirements, trade regulations, tariffs and foreign medical regulations.

MANUFACTURING AND QUALITY CONTROL

     The Company manufactures its products at two factories in Ipoh, Malaysia and one factory in Hat Yai, Thailand. Factory locations are selected to be close to the rubber tree plantations, which are the Company's source of natural latex, as well as for favorable cost and availability of labor supply. Immediately after daily harvest from rubber trees, raw natural rubber is sold by the plantations to latex processing firms which concentrate the rubber to produce latex concentrate and incorporate additives and preservatives to prevent spoilage. Latex concentrate is then purchased by the Company as the raw material for gloves.

     The Company's facilities in Ipoh, Malaysia have received an ISO 9002 certification and the Company expects to receive ISO 9002 certification for the new Thailand facility in 1997. ISO standards are internationally recognized quality manufacturing standards established by the International Organization for Standardization based in Geneva, Switzerland. To obtain its ISO registration, the Company's factories were independently audited to ensure compliance with the applicable standards, and to maintain registration, the factories receive regular announced inspections by an independent certification organization. The Company believes that the ISO 9002 registration makes it more competitive in the marketplace as customers are increasingly recognizing the standard as an indication of product quality.


     The Company's Thai facility began producing gloves in the first quarter of 1995 and is capable of producing all types of the Company's latex examination glove products. Processes have been added in order to allow the Company to further reduce protein levels and chemical contact sensitizers to minimize adverse reactions to natural rubber latex gloves and in anticipation of potential FDA labeling regulations. See '--Product Labeling.' Current results indicate that the new facility generates significant labor, raw materials, and water processing savings and efficiencies as compared to its Malaysian facilities. The Company has announced plans to move all of its remaining latex examination glove production from its Malaysian facility to its Thai facility in 1997. See 'Recent Developments.' A new production line currently being constructed at the Thai facility, referred to by the Company as the 'Grand Master' and scheduled to be completed by early 1997, is expected to have the capacity of approximately eight existing production lines in this facility and lower production costs through higher operating efficiencies and lower labor requirements. The Company plans to build two additional 'Grand Master' lines by the end of 1997.



     In addition, the Company is currently building a latex concentrate plant in Thailand. The output of the plant will supply latex concentrate to the Company's factories in Thailand and Malaysia to manufacture its disposable latex gloves. The Company expects that the first construction phase of this new plant will be completed in the first half of 1997 and that the final phase will be completed within two years. This plant will allow the Company to integrate more fully its manufacturing processes in order to gain better control over the quality, cost and reliability of latex supplies.


     The gloves are manufactured on production machines which can run continuously and which can be changed quickly to produce different types and sizes of gloves. Quality control and testing are emphasized throughout the Company's manufacturing process. Each batch of latex concentrate arriving at the factory is tested to ensure that it meets Company quality standards. Each glove is formed by dipping a porcelain mold into the latex compound. Water soluble proteins which occur naturally in latex, and certain additives which are added to latex when it is processed, are removed by means of extensive heating and leaching processes. In both the Thai and Malaysian facilities, the Company has begun automating the glove stripping process. In the past, the lack of rigidity of newly-manufactured gloves required that they be removed manually from their molds; new glove-stripping equipment streamlines the procedure by reducing manpower requirements. Proteins and chemicals are minimized as a result of the Company's proprietary latex formulations. In addition, the majority of the Company's gloves are treated under a proprietary process to make them powder-free and lower in protein. Throughout the manufacturing process the Company's quality assurance team performs in-process testing of gloves for thickness, tensile strength, tear resistance and water tightness. A sample of every batch is retained for future analysis.

     The Company's HypoClean 100(Registered) gloves for use in cleanrooms are processed and packaged in a Class M3.5 (100) cleanroom built into one of the Company's Ipoh, Malaysia factories in 1993. Cleanrooms are classified by the level and size distribution of allowed airborne particles per given volume of air and are increasingly required for the manufacture of sensitive microelectronic components. In a Class M3.5 (100) cleanroom, no more than 100 airborne particles per cubic foot of air are allowed.

     Although the Company has never experienced an interruption in the availability of latex due to natural phenomena or transportation problems or by a factory shutdown resulting from fire, power outage, employee strike or other cause, there can be no assurance that the Company's production of gloves will not be adversely affected by such events.

COMPETITION

     The Company faces substantial competition from a number of manufacturers of latex gloves. The leading competitors in the medical glove product line are

Allegiance (a spin-off of Baxter Healthcare), Maxxim Medical, Ansell-Perry, and Johnson & Johnson. The Company believes that Allegiance is the leading competitor in the high technology and scientific glove market. There are also a number of other competitors which are engaged in manufacturing or distributing high technology and scientific gloves. Many of the Company's competitors, particularly those competitors which are large medical and pharmaceutical and hospital supply companies, have substantially greater financial, manufacturing, marketing and technical resources than the Company. Synthetic latex glove manufacturers also sell products in the medical and non-medical glove market. Synthetic latex gloves are generally more expensive than natural latex gloves and do not, in the Company's opinion, present a significant threat to the Company's natural rubber latex products at this time.

     The Company believes the primary competitive factors within its markets are product quality, durability, reliability and consistency, clinical value, ease of product use, access to distribution channels, price and the availability of prompt delivery. Failure of the Company to continue to distinguish its products on the basis of quality, reliability and value could have a material adverse effect on the Company's business and results of operations. Furthermore, there can be no assurance that the Company's competitors or others will not develop products, manufacturing processes or new technologies which would be more cost effective or more efficient than those of the Company or that the Company's gloves will not be rendered obsolete or uncompetitive. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION


     The Company's products are subject to regulation by numerous governmental authorities in the United States and other countries, particularly as to safety and efficacy, and adherence to the Good Manufacturing Practices ('GMP') regulations for medical devices. In the United States, examination and surgical gloves are classified as Class I medical device products regulated by the FDA. The Federal Food, Drug, and Cosmetic Act (the 'FFD&C Act') and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record-keeping, approval, advertising and promotion of Class I devices. Noncompliance with the FFD&C Act or regulations promulgated thereunder can result in administrative enforcement, such as warning letters, import alerts and administrative detention, or in civil penalties, product bans, defect notifications, mandatory field corrections, seizures, recalls, injunctions and criminal prosecution. Periodically the FDA inspects shipments of medical gloves as they arrive in United States ports. The time period during which the tests are conducted and the FDA reviews the results may cause delays in delivery and thus can result in a loss or delay in recognition of income by the Company.


     Latex medical and surgical gloves must be submitted to the FDA for clearance to market by a pre-market notification filing under Section 510(k) of the FFD&C Act. An application is made for a particular use or performance claim for each type of glove produced by a specific manufacturer. Applications under the 510(k) procedure must demonstrate substantial equivalence to a legally marketed device. Additional data requirements apply to gloves such as surgical gloves, which are sterile. Applicants must defer marketing until a written order is issued by the FDA finding the firm's device substantially equivalent to a legally marketed device. This notice may be issued within 90 days of submission, but may take substantially longer. The FDA, however, may determine that the proposed device is not substantially equivalent, or the agency may require the Company to submit further information, such as additional test data, before it is able to make a substantial equivalence determination. Such an adverse determination or request for additional information could have the effect of materially delaying the commencement of marketing. As part of the substantial equivalence determination, the Company must demonstrate that the glove complies with the American Society of Testing and Materials testing standards relating to physical specifications for the product and must pass the FDA 'leakage test.' In addition, the FDA may inspect the manufacturing facilities before issuing a notice of substantial equivalence and may delay or decline to issue such notice.

     The Company has obtained 510(k) clearance for each type of currently marketed glove which requires clearance. The Company has not experienced any substantial difficulty in obtaining 510(k) clearances in the past. If the Company makes any changes to a type of glove previously cleared by the FDA that could significantly affect its safety or effectiveness (such as significant changes in the manufacturing process), a new 510(k) submission will be required.


     The Company is subject to periodic inspection by the FDA for compliance with GMP regulations. Under GMP regulations, the Company is subject to significant procedural and documentation requirements with respect to manufacturing, packaging, storage and control activities. The Company also may be subject to inspection by foreign regulatory authorities to determine compliance with comparable standards. Beginning in June 1997, the Company will have to comply with the FDA's recently promulgated Quality System Regulation, which will replace the GMP regulations for medical devices and will incorporate preproduction design and development controls and achieve consistency with quality system requirements worldwide. Therefore, the Company must continue to expend time, monies and efforts in the areas of production and quality control to ensure full technical compliance with these standards.


     The Company must also comply with various FDA labeling and post-market reporting requirements. Failure to comply with applicable regulatory requirements can result in administrative enforcement, such as warning letters, import alerts and administrative detention, or in product bans, field corrections, seizures, recalls, injunctions and criminal prosecutions. Changes in existing requirements or adoption of new requirements could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     Whether or not FDA clearance is obtained for a new product, approval or clearance of a product by regulatory authorities in foreign countries may be required prior to the commencement of commercial sales of the product in such countries. The requirements governing product approvals or clearances vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.


     The Company must meet various regulatory requirements for the sale and distribution of its product throughout the EC. The Company currently meets all such regulatory requirements, including registration with the appropriate notified bodies, which register companies for the sale of products throughout the EC. In order to continue selling its products within the EC following June 14, 1998, the Company will be required to comply with the EC's Medical Devices Directive.


     Although the Company's customers do not bill third-party reimbursement sources separately for purchases of the Company's gloves, the Company's ability to sell its latex medical gloves profitably may depend in part on the reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. Such third-party payors are increasingly challenging the price of medical products and services. Additionally, reform measures, if adopted, could adversely affect the pricing of the Company's medical gloves.

     In addition to the statutes and regulations described above, the Company is also subject to Malaysian and Thai occupational, health and environmental laws and regulations.

LEGAL PROCEEDINGS


     Since May 1995, 41 product liability lawsuits seeking monetary damages, in most cases of an unspecified amount, have been filed in federal and state courts against the Company, and other manufacturers of latex gloves, alleging injuries ranging from dermatitis to severe allergic reactions caused by the residual chemicals or latex proteins in gloves worn by medical workers while performing their duties. The Company has referred the defense of these lawsuits to its insurance carriers. While the Company maintains levels of insurance coverage which it believes will be adequate to cover the costs of the legal defense of these suits, there can be no assurance that the Company's insurance will be sufficient to meet any damages for which the Company may be found liable in the existing lawsuits, which are still in relatively early stages of discovery, or any others that may be filed in the future, or that the outcome of such suits will not adversely affect the Company's results of operations or financial condition.


     From time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. As of the date hereof, the Company is not a party to any other legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on the Company's financial condition.


PRODUCT LIABILITY AND INSURANCE

     Participants in the medical supply industry are subject to lawsuits alleging product liability, many of which involve significant damage claims and defense costs. The Company currently has in force product liability insurance policies. The Company's insurance policies are on a 'claims made' basis and are subject to annual renewal. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company's results of operations or financial condition. Claims made against the Company, regardless of their merit, also could have a material adverse effect on the Company's reputation. There is no assurance that the coverage limits of the Company's insurance policies will be adequate. While the Company has been able to obtain product liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all.

EMPLOYEES

     As of November 15, 1996, the Company had approximately 4,200 employees, of whom approximately 4,050 were employed in Malaysia and Thailand. The Malaysian factory workers are represented by a company union which has entered into a collective bargaining agreement with the Company's Malaysian subsidiary. The agreement expires on September 30, 1997. The Company considers its relations with its employees to be good.

FACILITIES


     The Company owns two manufacturing facilities located in Ipoh, Malaysia, totaling approximately 300,000 square feet, and a latex concentrate manufacturing and processing plant located in Seremban, Malaysia, comprised of approximately 30,000 square feet. The Company leases the land where its facilities are located under long-term leaseholds from the state government which have expiration dates ranging from the year 2063 to the year 2072. Any transfer of a land leasehold by the Company requires the prior approval of the state. The Company has announced plans to close one of the Malaysian facilities in 1997. See 'Recent Developments.'


     The Company also owns a manufacturing facility in Hat Yai, Thailand totaling approximately 300,000 square feet. The Company owns the approximately 46 acres of land on which the facility is located.

     In the United States, the Company leases warehouse space in Hanover, Maryland and San Diego, California, of approximately 40,000 square feet and 45,000 square feet, respectively. The Company also utilizes the services of a logistical management company which provides warehouse services in Des Plaines, Illinois. The Company leases approximately 42,000 square feet of office space in San Diego, California for its headquarters and approximately 1,755 square feet of additional office space in Boca Raton, Florida. The Company also leases approximately 2,746 square feet of space in San Diego, California for its research and development laboratory.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

NAME                                  AGE                             POSITION
-----------------------------------   ---    ----------------------------------------------------------
Irving Jaffe                          78     Chairman Emeritus and Director
Richard Jaffe(1)                      43     Chairman, President, Chief Executive Officer and Director
Neil K. Braverman(1)                  57     Co-Chairman and Director
David L. Morash                       51     Executive Vice President and Chief Financial Officer
Lee Chee Ming                         48     Managing Director, Southeast Asian Operations
John G. Brewer                        45     Vice President, Logistics and Information Technology
Craig C. Cook                         48     Vice President, Sales
Seth S. Goldman                       39     Vice President, Finance, Controller and Secretary
Jeffrey A. Martin                     45     Vice President, Marketing and Business Development
William C. Miller                     59     Vice President and General Counsel
Egon Thiele                           60     Managing Director, Europe
Wava Truscott, Ph.D.                  46     Vice President, Scientific Affairs
Richard J. Witmeyer, Ph.D.            48     Vice President, Technical Affairs
Cam L. Garner (2)(3)                  48     Director
Howard L. Shecter(1)(2)               53     Director
Joseph Stemler(2)(3)                  65     Director

------------------
(1) Member of Executive Committee.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.

     Mr. Irving Jaffe became Chairman Emeritus of the Company in May 1996 and has served as a director of the Company since April 1988. He served as the Chairman of the Board between August 1988 and May 1996 and as Chief Executive Officer of the Company from August 1988 through March 1993. Since 1986, he has been the Senior Managing Partner of the Jaffe Family Partnership, a family investments partnership. From 1977 through 1985, Mr. Jaffe was the Chairman of the Board and Chief Executive Officer of Nutri Foods International, Inc., a manufacturer of frozen desserts. In 1985, Nutri Foods International, Inc. was sold to The Coca-Cola Company. Mr. Jaffe attended New York University. Mr. Jaffe is the father of Richard Jaffe.

     Mr. Richard Jaffe became the Chairman of the Board, President and Chief Executive Officer of the Company in May 1996 and has served as a director of the Company since April 1988. Between March 1993 and May 1996, he was the Vice Chairman of the Board and Co-Chief Executive Officer of the Company. Mr. Jaffe served as the President of Safeskin Corporation (Malaysia) Sdn. Bhd. and Chief

Operating Officer of the Company between April 1988 and March 1993. In 1977, Mr. Jaffe founded Nutri Foods International, Inc., a manufacturer of frozen desserts. He served as President of Nutri Foods International, Inc. until December 1987. Nutri Foods International, Inc. was sold to The Coca-Cola Company in 1985. Mr. Jaffe served on the executive operating committee of the Foods Division of The Coca-Cola Company from 1985 through 1987. Mr. Jaffe has been a Managing General Partner of the Jaffe Family Partnership since 1985. Mr. Jaffe holds a B.S. degree in industrial and labor relations from Cornell University. Mr. Jaffe is the son of Irving Jaffe.

     Mr. Braverman became Co-Chairman of the Company in May 1996 and has served as a director since he founded the Company in 1985. He served as the Co-Chief Executive Officer of the Company between March 1993 and May 1996 and as the President of the Company between 1985 and May 1996. At various times during the period from 1972 through 1985, Mr. Braverman was President of Reserve Energy Corporation, an oil drilling company, and was President of Paramount Oil Co., a manufacturer of lubricating oils. From 1964 to 1972, he was President and Chief Executive Officer of Flair, Inc., a consumer products manufacturer in Hong Kong. In 1968, Flair, Inc. was sold to U.S. Industries. Mr. Braverman holds a B.S. degree in industrial management and engineering from the Georgia Institute of Technology. Effective January 1, 1997, Mr. Braverman will resign as Co-Chairman and enter into a one-year consulting arrangement with the Company. See 'Recent Developments.'


     Mr. Morash has been the Executive Vice President, Chief Financial Officer of the Company since August 1994. Formerly, as Managing Director, he helped found Bedford Management Group, Inc. in 1992, a twenty member consulting firm specializing in advising clients on key financial, marketing and human resource issues. As Executive Vice President, Chief Financial Officer, he was part of an investment and management team brought in to turn around H.B.S.A. Industries in 1990, a department store fixture and construction firm. His prior experience includes the positions of Vice President, Treasurer of Merrill Lynch Realty, a publicly traded residential real estate and relocation management firm, and Vice President, Business Investment of Primerica Corporation (now Travelers Group Inc.), a diversified financial services company. Mr. Morash holds a B.A. in economics from Columbia College and an M.B.A. in finance from Columbia Graduate School of Business.

     Mr. Lee has been the Managing Director, Southeast Asian Operations since November 1996. From 1988 to November 1996, Mr. Lee served as the Managing Director of Safeskin Corporation (Malaysia) Sdn. Bhd., the Company's manufacturing subsidiary. From 1985 through 1988, Mr. Lee was the Managing Director of Dynacraft (Malaysia) Sdn. Bhd., a subsidiary of National Semiconductor Corporation. Mr. Lee holds an M.S. degree in management from the Asian Institute of Management, The Philippines.

     Mr. Brewer was named Vice President, Logistics and Information Technology in October 1996 and served as Vice President, Logistics between April 1996 and October 1996. Between February 1994 and April 1996, Mr. Brewer served as the

Chief Financial Officer of The Masters Alliance, Inc., a remodeling and property management company. He served as a Supply Chain Manager for Nestle USA, Inc., a conglomerate, between August 1991 and February 1994. Mr. Brewer holds a B.S. in accounting from the University of Tennessee.

     Mr. Cook became Vice President, Sales in October 1996. Between April 1995 and October 1996, Mr. Cook served as the Company's Vice President, Scientific Division. He served as the Vice President, Sales, Scientific Division from November 1994 to April 1995 and as the Regional Vice President, Medical Sales, Western Region between November 1993 and November 1994. Mr. Cook joined the Company in July 1992 as the Western Regional Medical Sales Manager and served in such capacity until November 1993. Between April 1991 and July 1992, Mr. Cook served as the President of Secure Products Corp., a medical disposables business. Mr. Cook holds a B.S. degree in biology and chemistry from the University of Southern California.

     Mr. Goldman has served as Vice President of Finance since April 1996, as Secretary since May 1996, and as Controller of the Company since August 1991. Mr. Goldman was previously employed by Coopers & Lybrand L.L.P. and became a certified public accountant in 1980. He holds a B.B.A. degree in accounting from Florida Atlantic University.

     Mr. Martin has served as Vice President, Marketing and Business Development since October 1996 and served as Vice President, Marketing between March 1994 and October 1996. He was Southeast Regional Sales Manager for the Company from April 1993 through August 1993 when he became Regional Vice President, Sales, Southeast Region. From 1986 through 1993, Mr. Martin served in a variety of management and sales positions with the healthcare division of James River Corporation and the successor of that division, Regent Hospital Products Ltd. Mr. Martin holds a B.S. degree in engineering from the Georgia Institute of Technology.

     Mr. Miller became Vice President and General Counsel of the Company in September 1996. From September 1995 to September 1996 he served as Vice President and General Counsel of Gen-Probe Incorporated, a manufacturer of medical diagnostic tests. He served in the same positions for Collagen Corporation, a publicly traded biomedical device company, between October 1992 and September 1995. Mr. Miller was the Vice President, General Counsel and Secretary of Boehringer Mannheim Corporation, a manufacturer of medical supplies and instruments, between 1985 and October 1992. He holds a B.A. degree in journalism from Washington and Lee University, an LL.B. from Washington and Lee Law School, an LL.M. in comparative law from New York University and has completed the Advanced Management Program at Harvard Business School.

     Mr. Thiele became the Company's Managing Director, Europe in June 1994. Between August 1991 and June 1994, he served as the Regional Director, Europe for Ansell Medical, a medical device manufacturer.


     Dr. Truscott became Vice President, Scientific Affairs in September 1993. Between June 1993 and September 1993, she served as the Company's Director of Scientific Affairs. She served as the Director of Regulatory Affairs, Pharmaseal

Division, for Baxter Corporation, a manufacturer of medical devices, between January 1991 and July 1993. Dr. Truscott holds a B.S. in botany from Brigham Young University, an M.B.A. from the University of La Verne and a Ph.D. in comparative pathology from the University of California at Davis.


     Dr. Witmeyer became Vice President, Technical Affairs in June 1995. In May 1995, he served as the Executive Vice President and Chief Operating Officer of BioBarrier, Inc., a manufacturer of examination gloves. Between September 1992 and April 1995, he was the Vice President of Technical Affairs for Standard Textile Company, Inc., a healthcare textile company. Dr. Witmeyer served as the Vice President, Scientific Affairs, for Regent Hospital Products, Ltd./London International U.S. Holdings between April 1990 and September 1992. He holds a B.S. and an M.S. degree in chemical engineering from Lehigh University, an M.B.A. from Georgia State University and a Ph.D. in materials engineering from North Carolina State University.

     Mr. Garner became a director of the Company in June 1996. He has served as the Chairman of Dura Pharmaceuticals, Inc., a publicly held pharmaceutical company, since December 1995 and as the President and Chief Executive Officer since May 1990. Between October 1989 and May 1990, he served as the Executive Vice President of Dura Pharmaceuticals, Inc. From November 1987 to June 1989, he served as the President of Syntro Corp., a biotechnology company. From October 1983 to October 1987, Mr. Garner was the Senior Vice President of Sales and Marketing at Hybritech, Inc., a pharmaceutical company. Mr. Garner is currently a director of Dura Pharmaceuticals, Inc., Houghton Pharmaceuticals, Inc. and Spiros Development Corporation. He holds a B.A. degree in biology from Virginia Wesleyan College and an M.B.A. from Baldwin-Wallace College.

     Mr. Shecter became a director of the Company in June 1993. He has been a partner since 1973 in the law firm of Morgan, Lewis & Bockius LLP. Mr. Shecter served as the managing partner of Morgan, Lewis & Bockius LLP from 1979 to 1983 and was the Chairman of the Executive Committee of that firm in 1985. Mr. Shecter holds an A.B. degree in government from Harvard College and a J.D. degree from the University of Pennsylvania Law School.

     Mr. Stemler became a director of the Company in June 1995. He has been the President, Chairman and Chief Executive Officer of Scholle Corporation, an aseptic packaging company, since January 1996. Mr. Stemler served as President, Chief Executive Officer and Chairman of the Board of Directors of La Jolla Pharmaceutical Company from its formation in 1989 to January 1996. From 1985 to 1989, Mr. Stemler served as President and Chairman of Quidel Corporation (the predecessor of La Jolla Pharmaceutical Company). From 1978 and 1985, he served as President of Bentley Laboratories and then as President of American Hospital Supply Corporation's Bentley subsidiary. Mr. Stemler serves as a director of La Jolla Pharmaceutical Company and Sunrise Medical Inc., a publicly held manufacturer and provider of medical products used in the rehabilitation and recovery phases of patient care. He is an engineering graduate of Illinois Institute of Technology and holds advanced degrees in engineering and business administration.
                            ------------------------

     All directors hold office until the next annual meeting of shareholders. Officers are elected annually by the Board of Directors and serve at the discretion of the directors.

     The Executive Committee of the Board of Directors has all the authority held by the full Board of Directors, except with respect to certain matters reserved to the Board of Directors by law. All matters to be approved by the Board of Directors, except such reserved matters, must first be approved by the Executive Committee.


     The Board of Directors has also established an Audit Committee and a Compensation Committee. The Audit Committee reviews the scope and results of the audit and other services performed by the Company's independent accountants. The Compensation Committee sets compensation to be paid to executive officers and other key employees and is charged with the administration of the Company's Equity Compensation Plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information, as of September 30, 1996, with respect to the beneficial ownership of shares of the Common Stock by (i) each person known to the Company to own beneficially more than 5% of the aggregate shares of Common Stock outstanding, (ii) each director and nominee for election as a director, (iii) each of the five most highly compensated executive officers and (iv) all directors and executive officers of the Company as a group. On September 30, 1996, there were 25,708,448 shares of Common Stock outstanding. Unless indicated, each of the persons in the table below has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.



                                        SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                      OWNED PRIOR TO OFFERING     NUMBER       OWNED AFTER OFFERING
                                      -----------------------    OF SHARES    -----------------------
NAME                                    NUMBER       PERCENT      OFFERED       NUMBER       PERCENT
-----------------------------------   ----------    ---------    ---------    ----------    ---------
Neil K. Braverman (1) .............   4,176,120       16.01%     2,000,000     2,176,120        8.35%
  1181 S. Rogers Circle
  Suite 14
  Boca Raton, Florida 33487

Irving Jaffe (2)(3) ...............   2,349,066        9.14%     1,000,000     1,349,066        5.25%
  12671 High Bluff Drive
  San Diego, California 92130

Richard Jaffe (3)(4) ..............   1,693,544        6.52%       200,000     1,493,544        5.75%
  12671 High Bluff Drive
  San Diego, California 92130

Eleanor Jaffe (3)(5) ..............   2,349,066        9.14%            --     1,349,066        5.25%
  12671 High Bluff Drive
  San Diego, California 92130

Ann Jaffe (6) .....................   1,693,544        6.52%            --     1,493,544        5.75%
  12671 High Bluff Drive
  San Diego, California 92130

Jeanne D. Braverman (7) ...........   4,176,120       16.01%            --     2,176,120        8.35%
  1181 S. Rogers Circle
  Suite 14
  Boca Raton, Florida 33487

TCW Group, Inc. (8) ...............   1,777,400        6.91%            --     1,777,400        6.91%
  865 South Figueroa Street
  Los Angeles, California 90017


FMR Corp. (8) .....................   1,589,800        6.18%            --     1,589,800        6.18%
  82 Devonshire Street
  Boston, Massachusetts 02109

Travelers Group Inc. (8) ..........   1,337,386        5.20%            --     1,337,386        5.20%
  388 Greenwich Street
  New York, New York 10013

Cam L. Garner .....................       2,000           *             --         2,000           *

Howard L. Shecter (9) .............      20,000           *             --        20,000           *

Joseph Stemler (9) ................       8,000           *             --         8,000           *

Jeffrey A. Martin (9) .............       8,000           *             --         8,000           *

Lee Chee Ming .....................     121,708           *             --       121,708           *

David L. Morash (9) ...............      20,000           *             --        20,000           *

All directors and executive
  officers as a group
  (16 persons).....................   8,443,838       31.92%     3,200,000     5,243,838       19.82%


------------------

 *  Does not exceed one percent.

(1) Includes 2,450,600 shares held by the Braverman Family Partnership, Ltd., a family limited partnership of which Neil K. Braverman is the sole shareholder of the general partner and a limited partner, 348,612 shares held by Jeanne D. Braverman, Mr. Braverman's spouse, 977,176 shares held by trusts for which Ms. Braverman serves as trustee, 31,732

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    shares held in trust for the benefit of Mr. Braverman and 368,000 shares subject to exercisable options. In the event the Underwriters exercise their over-allotment option in full, Mr. Braverman will sell 180,000 shares pursuant to such option.

(2) Includes 870,930 shares held by Eleanor Jaffe, Irving Jaffe's spouse, and 1,167,104 shares held in trust for his benefit. In the event the Underwriters exercise their over-allotment option in full, Mr. Jaffe will sell 100,000 shares pursuant to such option.

(3) Includes the following number of shares for the following shareholders which are held of record by Stanley Priskie or Stanley and Vilma Priskie: Irving Jaffe--185,544; Richard Jaffe--185,544; and Eleanor Jaffe--50,488. The Jaffes have advised the Company that an aggregate of 528,862 shares (including the 421,576 shares referred to above) are beneficially owned by the Jaffes and are held of record by the Priskies in nominee capacity. The Priskies have advised the Company that they claim record and beneficial ownership of the shares and dispute the Jaffes' claim. In 1993, the Jaffes commenced a lawsuit against Stanley and Vilma Priskie in the Circuit Court of Dade County, Florida, seeking, inter alia, the return of the disputed shares. The matter has not yet been resolved.

(4) Includes 1,228,000 shares held by R and A Family Partnership, L.P., whose general partner is a revocable family trust of which Richard Jaffe is a trustee and beneficiary and 280,000 shares subject to exercisable option. In the event the Underwriters exercise their over-allotment option in full, Mr. Jaffe will sell 200,000 shares pursuant to such option.

(5) Includes 75,000 shares held by Irving Jaffe, Eleanor Jaffe's spouse, 1,167,104 shares held in trust for the benefit of Irving Jaffe, and 185,544 shares to which Irving Jaffe claims beneficial ownership, as further described in note (3) above.

(6) Includes 1,228,000 shares held by R and A Family Partnership, L.P., whose general partner is a revocable family trust of which Ann Jaffe is a trustee and beneficiary,185,544 shares to which Richard Jaffe claims beneficial ownership, as further described in note (3) above, and 280,000 shares subject to exercisable options beneficially owned by Richard Jaffe.

(7) Includes 2,450,600 shares held by the Braverman Family Partnership, Ltd. (see note 1), 31,732 shares held in trust for the benefit of Neil K. Braverman, 368,000 shares subject to Mr. Braverman's exercisable options and 977,176 shares held by trust for which Mr. Braverman serves as trustee.

(8) As reported on Form 13F-E filed with the Securities and Exchange Commission on November 15, 1996 in the case of FMR Corp., and as reported on Form 13F filed with the Securities and Exchange Commission on October 28, 1996 in the case of TCW Group, Inc. and on November 13, 1996 in the case of Travelers Group Inc.

(9) Includes shares beneficially owned under currently exercisable options as follows: David L. Morash--20,000; Jeffrey A. Martin--8,000; Howard L. Shecter--20,000; Joseph Stemler--8,000.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Selling Shareholders have agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.


                                                                                   NUMBER OF
                                                                                     SHARES
                                                                                   ----------
Smith Barney Inc................................................................
Donaldson, Lufkin & Jenrette Securities Corporation.............................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.......................................................



                                                                                   ----------
Total...........................................................................    3,200,000
                                                                                   ----------
                                                                                   ----------


     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


     The Underwriters, for whom Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part of the shares to certain dealers at a price that
represents a concession not in excess of $       per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $       per share to certain other dealers. The
Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     The Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 480,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates who are qualifying market makers may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), during the two business day period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     All of the Company's executive officers and directors, including the Selling Shareholders, and certain other shareholders have agreed that they will not, without the prior consent of Smith Barney Inc., directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them for a period of 90 days after the date of this Prospectus. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Smith Barney Inc., directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except for the issuance of the shares of Common Stock offered hereby, the issuance of shares of Common Stock upon the exercise of outstanding options and the issuances of options and shares of Common Stock underlying options granted pursuant to the Company's Equity Compensation Plan.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Morgan, Lewis & Bockius LLP, New York, New York. Howard L. Shecter, a partner of Morgan, Lewis & Bockius LLP and a director of the Company, holds, as of the date of this Prospectus, options to purchase 46,000 shares of Common Stock of the Company, of which options to purchase 14,000 shares are currently exercisable. The validity of the Common Stock will be passed upon for the Underwriters by Dewey Ballantine, New York, New York. As to matters of Florida law, Dewey Ballantine will rely on the opinion of Morgan, Lewis & Bockius LLP.


                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995 and the consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1995, included in the Company's 1995 Annual Report on Form 10-K and incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Commission Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material may also be accessed electronically by means of the Commission's Web site on the Internet (http://www.sec.gov).

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the 'Registration Statement') filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-22726) are incorporated by reference in this Prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 1995.


          (2) Quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.


          (3) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on November 2, 1993.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Safeskin Corporation, 12671 High Bluff Drive, San Diego, California 92130, Attention:
Secretary (telephone number 619-794-8111).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Prospectus Summary..........................     3
The Company.................................     6
Risk Factors................................     6
Use of Proceeds.............................     9
Recent Developments.........................     9
Price Range of Common Stock.................    10
Dividend Policy.............................    11
Capitalization..............................    11
Selected Consolidated Financial Data........    12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................    13
Business....................................    18
Management..................................    28
Principal and Selling Shareholders..........    31
Underwriting................................    33
Legal Matters...............................    34
Experts.....................................    34
Available Information.......................    34
Incorporation of Certain Documents by
  Reference.................................    35


                              3,200,000 SHARES

                             SAFESKIN CORPORATION


                                 COMMON STOCK


                                    [LOGO]

                             SAFESKIN (Registered)

                                 ------------


                              P R O S P E C T U S

                               JANUARY   , 1997


                                 ------------

                               Smith Barney Inc.

                          Donaldson, Lufkin & Jenrette
                            Securities Corporation

                              Merrill Lynch & Co.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby, other than underwriting discounts and commissions:


                                                                                     SELLING
                                                                        COMPANY    SHAREHOLDERS
                                                                        -------    ------------
SEC Registration Fee.................................................   $28,646       $ --
NASD Filing Fee......................................................     9,953         --
Printing and Engraving...............................................      *             *
Legal Fees and Expenses..............................................      *             *
Accounting Fees and Expenses.........................................      *             *
Blue Sky Qualification Fees and Expenses.............................     5,000          *
Miscellaneous........................................................   $  *           $ *
                                                                        -------    ------------
     Total...........................................................   $  *           $ *
                                                                        -------    ------------
                                                                        -------    ------------


------------------
* To be supplied by amendment.

     All of the amounts shown are estimates except for the fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Amended and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by Section 607.0850 of the Florida Business Corporation Act, as amended from time to time ('FBCA'), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Company's Articles of Incorporation limit the personal liability of its directors to the full extent permitted by Section 607.0831 of the FBCA, as amended from time to time.

     Section 607.0850 of the FBCA permits a corporation, under specified circumstances, to indemnify any person who was or is a party to any proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the Company, or that they were or are serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability and expenses actually and reasonably incurred in connection with such proceeding, including any appeal thereof, if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.


     Section 607.0831 of the FBCA provides that the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director is limited to any breach or failure to perform the director's duties which constitutes (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (ii) unlawful payments of distributions to shareholders as provided in Section
607.0834 of the FBCA; (iii) any transaction from which the director derived an improper personal benefit; (iv) conscious disregard for the best interest of the corporation, or willful misconduct, in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder; or (v) recklessness, bad faith, malicious purpose or with wanton and willful disregard of human rights, safety or property in a proceeding by or in the right of someone other than the corporation or a shareholder.


     Pursuant to Florida law, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the applicable provisions of the Bylaws of the Company or applicable law. The Company has such an insurance policy.

ITEM 16. EXHIBITS


 EXHIBIT
  NUMBER     DESCRIPTION
----------   ------------------------------------------------------------------------------------------------------
    1        Form of Underwriting Agreement.*
    5        Opinion of Morgan, Lewis & Bockius LLP regarding legality.
   23.1      Consent of Coopers & Lybrand L.L.P.
   23.2      Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5).
   24        Powers of Attorney (included on the signature page).**



------------------
 * To be filed by amendment.

** Previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan, annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 30, 1996.


                                          SAFESKIN CORPORATION


                                          By:        /s/ RICHARD JAFFE
      ---------------------------------
                                              Richard Jaffe Chairman, President
                                                 and
                                              Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No.1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.






                SIGNATURE                                    TITLE                                 DATE
------------------------------------------  ----------------------------------------        -------------------
            /s/ RICHARD JAFFE               Chairman, President, Chief Executive              December 30, 1996
------------------------------------------     Officer and Director
              Richard Jaffe

           /s/ DAVID L. MORASH              Executive Vice President and Chief                December 30, 1996
------------------------------------------     Financial Officer
             David L. Morash

                    *                       Vice President, Finance, Controller and           December 30, 1996
------------------------------------------     Secretary
             Seth S. Goldman

                    *                       Co-Chairman and Director                          December 30, 1996
------------------------------------------
            Neil K. Braverman

                    *                       Director                                          December 30, 1996
------------------------------------------

              Cam L. Garner

                    *                       Chairman Emeritus and Director                    December 30, 1996
------------------------------------------
               Irving Jaffe

                    *                       Director                                          December 30, 1996
------------------------------------------
            Howard L. Shecter

                    *                       Director                                          December 30, 1996
------------------------------------------
              Joseph Stemler

*By: /s/ DAVID L. MORASH
     -------------------
     David L. Morash, Attorney-in-fact